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Washington, D.C. 20549	File No. 059177-0017

Re:	Prometheus Biosciences, Inc.

Draft Registration Statement on Form S-1

Submitted August 28, 2020

CIK No.0001718852

Dear Ms. Schwartz:

We are in receipt of the Staff’s letter dated September 24, 2020 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Prometheus Biosciences, Inc. (“Prometheus” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement on Form S-1 Prospectus Summary, page 1

1. We note your disclosure regarding the size of the IBD market in the United States and globally. To the extent such data is available, please indicate on page 1 your estimate of the portion of the IBD population that are relevant to your product candidates, for example with respect to PRA023 those predisposed to increased TL1A expression.

Prometheus’ Response: The Company advises the Staff that the Company is not aware of any published external data on the portion of IBD patients who are predisposed to increased TLIA expression. However, in response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 100 of the Amended Registration Statement to indicate the Company’s estimate based on patient cohort data from its companion diagnostic product candidate.

January 15, 2021

2.	Please include the indication for each program in the pipeline table on pages 2, 92 and 111.

Prometheus’ Response: In response to the Staff’s comment, the Company has revised the disclosure on 2, 82 and 101 of the Amended Registration Statement to include the indication for each program.

3.

On page 3, please revise the disclosure to specifically describe what you mean by “clinically-validated” and the basis for that claim. Here or in the Business section, include a brief overview of the Phase 2a clinical trial, including indication tested, enrollment and endpoints.

Prometheus’ Response: The Company has revised the disclosure on pages 3 and 102 of the Amended Registration Statement in response to the Staff’s comment.

4.	Please briefly clarify how PR600 is distinct from the anti-TNF agents mentioned on page 1.

Prometheus’ Response: The Company has revised the disclosure on pages 3 and 102 of the Amended Registration Statement in response to the Staff’s comment.

5.

Please revise the references on page 4 and elsewhere to “rapidly advancing PRA023 into the clinic” to avoid any implication that you have the ability to accelerate FDA approvals and commercialization of your product.

Prometheus’ Response: The Company has revised the disclosure on pages 4 and 104 of the Amended Registration Statement in response to the Staff’s comment.

6.	On pages 3 and 112, please clarify whether you are collaborating with Takeda in co-development of a drug or producing a companion diagnostic for a drug Takeda is developing.

Prometheus’ Response: The Company has revised the disclosure on pages 4, 102 and 116 of the Amended Registration Statement in response to the Staff’s comment.

The Offering, page 8

7.

We note that you intend to affect a split of your common stock prior to the effectiveness of the offering. We remind you that in accordance with SAB Topic 4:C, you will need to revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split. A signed, dated, and unrestricted auditor´s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Prometheus’ Response: The Company acknowledges the Staff’s comment and will update the disclosure and include a signed, dated, and unrestricted auditor´s report with respect to the stock split in a pre-effective amendment to the Registration Statement once such stock split has been effected.

Use of Proceeds, page 83

8.

Please revise page 83 to disclose how far you expect to proceed in your trials of PRA023 for the treatment of ulcerative colitis and Crohn’s disease and in the development of each of your other programs. Also, to the extent material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds and the sources.

January 15, 2021

Prometheus’ Response: The Company advises the Staff that it has included on page 74 of the Amendment Registration Statement [placeholder] disclosure to indicate how far the Company expects to advance its development programs with the offering proceeds, and will update such disclosure in a pre-effective amendment to the Registration Statement once an estimated amount of proceeds is determined. In addition, the Company does not anticipate that material amounts of other funds will be necessary to accomplish the specified purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

9.

Please further describe the terms of the December 2019 services agreement with Takeda on page 95 and tell us why you believe it is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Prometheus’ Response: The Company respectfully advises the Staff that the December 2019 services agreement with Takeda (the “Services Agreement”) is between Takeda and Prometheus Laboratories, Inc. (“PLI”) and relates to services with respect to the validation of a laboratory developed test. PLI was spun-off from the Company as of December 31, 2020. The Company is not a party to nor in any way dependent upon the Services Agreement. Therefore, the Services Agreement is not a material contract of he Company required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company has removed the previous financial disclosure regarding the Services Agreement from page 85 of the Amended Registration Statement.

Business, page 110

10.

On page 114 you state: “For our PRA023 program, we intend to retain worldwide development and commercialization rights.” Please revise to state the extent to which this ability is dependent on technology you in-licensed.

Prometheus’ Response: The Company has revised the disclosure on page 104 of the Amended Registration Statement in response to the Staff’s comment.

11.	Please provide more detail about the oral S1P modulators mentioned on page 118 and how their mechanism of action differs from the standard of care described here and your product candidates.

Prometheus’ Response: The Company has revised the disclosure on page 108 of the Amended Registration Statement in response to the Staff’s comment, to clarify these oral modulators and current standard of care agents are all anti-inflammatory agents. Further, the Company advises the Staff that the disclosure on page 109 of the Amended Registration Statement notes that current treatment of IBD applies a one-size-fits-all approach without regard to biological variations and fibrosis in patients has largely not been addressed, whereas the Company’s approach focuses on both biological variations and fibrosis.

12.

We note the following statement on page 120: “the potential for TL1A as a therapeutic target in intestinal fibrosis was demonstrated in a study conducted by Cedars-Sinai evaluating the effect of anti-TL1A antibodies in mouse models of IBD. In these studies, treatment with a neutralizing TL1A mAb attenuated disease and reversed colonic fibrosis.” Please provide further details concerning these studies and the Cedars-Sinai study evaluating the effect of anti-TL1A antibodies in mouse models of IBD, if separate, including treatment mechanism, sample size and results.

January 15, 2021

Prometheus’ Response: The Company has revised the disclosure on page 110 of the Amended Registration Statement in response to the Staff’s comment.

13.

With respect to the Pfizer study on page 120, please provide the number of participants and further describe the meaning of endoscopic improvement, clinical remission and the substantial decrease in disease biomarkers. Additionally, you state “treatment was generally safe and well-tolerated.” While we would not object if you state that the treatment was well-tolerated, please revise to avoid the implication that products that act on this target, like your product candidates, are safe as that determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. Please also describe any serious adverse events reported.

Prometheus’ Response: The Company has revised the disclosure on page 110 of the Amended Registration Statement in response to the Staff’s comment.

14.

On page 121 you state: “Across multiple patient cohorts, our companion diagnostic captured approximately 30% of the IBD population and showed about a 4-times greater probability of identifying patients predisposed to increased TL1A expression over IBD patients predisposed to lowered TL1A expression.” Please explain what capturing 30% of the IBD population means, and what the 4-times greater statement is a comparison to.

Prometheus’ Response: The Company has revised the disclosure on page 115 of the Amended Registration Statement in response to the Staff’s comment.

15.

Please clarify which US and non-US patents and patent applications you own and which you license on page 125. Please also state the amount of the cited “subset” of the US patents and patent applications that you are pursuing in other countries.

Prometheus’ Response: The Company has revised the disclosure on page 113 of the Amended Registration Statement in response to the Staff’s comment.

16.	Please revise to specify the LDT diagnostic products for which patent protection expired in 2020 as noted on page 126.

Prometheus’ Response: The Company respectfully advises the Staff that the Company has removed all references to LDT-related intellectual property as a result of the spin-off of Prometheus Laboratories in December 2020. Such intellectual property is no longer held by or used by the Company in the conduct of its business.

17.

On page 130 you state the following with respect to the Falk Agreement: “In the event of such termination, all licenses granted to the terminating party will cease and be transferred to the non-terminating party, and such non-terminating party will have access to the terminating party’s technology, subject to the obligation to pay the applicable royalties to the terminating party.” Please clarify the meaning of access to technology and the contractual duration for such access.

Prometheus’ Response: The Company respectfully advises the Staff that “access” is not defined in the agreement, but it is understood that the non-terminating party will be free to use the technology granted under the transferred licenses for the remainder of the term of the agreement and thereafter. The technology referred to in the foregoing sentence is the know-how and any intellectual property controlled

January 15, 2021

by the terminating party or its affiliates as of the effective date of the agreement or during the term that is, in each case, necessary or useful to develop, manufacture, or commercialize the licensed compound or product. Accordingly, the Company has revised the disclosure on page 118 of the Amended Registration Statement in response to the Staff’s comment.

18.	On page 130 please provide the amount of the annual maintenance fee under the license agreement with Alloy Therapeutics, LLC.

Prometheus’ Response: The Company has revised the disclosure on page 118 of the Amended Registration Statement in response to the Staff’s comment.

19.

We note when describing the royalty term for the collaboration and license agreements described on pages 127—130, you note that the term will expire on the latest to occur of several events, including the expiration date of the last valid claim on a country-by- country basis. Please revise to clarify the types of claims this refers to and when these claims are expected to expire.

Prometheus’ Response: The Company has revised the disclosure on pages 115-118 of the Amended Registration Statement in response to the Staff’s comments, and advises the Staff that “claim” in this context refers to a patent claim. For agreements summarized on these pages under which patent rights are licensed by either party, the Company has updated the disclosure to identify the latest to expire patent. The Company advises the Staff that, at this time and to its knowledge, there are no patent rights licensed to either party under the Takeda Agreement and the Alloy Agreement, to which the termination of such agreements are conditioned.

Executive and Director Compensation, page 166

20.

On page 169, please revise to explain the perquisites or personal benefits to your named executive officers that have or will be provided and the limited circumstances in which they have or will be provided.

Prometheus’ Response: The Company has revised the disclosure on page 149 of the Amended Registration Statement in response to the Staff’s comment.

Balance Sheet Details

Accrued Rebates and Sales Returns, page F-18

21.

We note your disclosure that as a result of the PLI acquisition, the Company assumed a liability of approximately $9.0 million related to state government rebates for pharmaceutical products previously divested by PLI and recorded a corresponding indemnification asset of approximately $7.0 million for the expected reimbursement to be received from Nestlé as rebates are settled by the Company. We further note your statement that the Company plans to dispute a portion of this liability with state governments and if the Company is successful, this could have a material impact on the consolidated statements of operations in the future. Finally, we note your disclosure in your subsequent events footnote on page F-34 that as a result of the Amendment to the PLI Acquisition Agreement, Nestlé agreed to reimburse the Company for 77.5% of a pre- acquisition rebate liability of $9.0 million and 50% of any amounts settled by the Company that are above $9.0 million. As such, please confirm whether the only expected exposure and related impact to the Company’s consolidated statements of operations in the future is approximately $1 million, otherwise please clarify the accounting guidance the Company is relying on, such that the Company is expecting a material impact on its consolidated statements of operations. Please update your disclosures to clarify accordingly.

January 15, 2021

Prometheus’ Response: The Company respectfully advises the Staff that the Company is disputing approximately $1 million out of $9 million state rebate liability. If the Company is successful in the disputes, its obligation to settle the rebates would decrease to $8 million and the associated indemnification asset will be reduced to $6.2 million (or 77.5% of the $8 million rebate liability). The net impact of reducing the state rebate liability by $1 million and related indemnification asset by $0.8 million will result in a gain of $0.2 million recorded in the P&L in the future. If the Company is not successful in the disputes, the only impact on the P&L would be 50% of any increase of rebate liability above $9 million, which would not be covered by the indemnification provisions of the amendment. At this time, the Company does not expect a significant amount of payments above $9 million rebate liability. Therefore, the potential future impact on the P&L in the future that the Company can estimate is in a range of $0 to $0.2 million gain. The Company has updated the disclosure on page F-18 of the Amended Registration Statement, accordingly.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Mary Beth Breslin, Securities and Exchange Commission

Ameen Hamady, Securities and Exchange Commission

Mark C. McKenna, Prometheus Biosciences, Inc.

Keith Marshall, Prometheus Biosciences, Inc.

Cheston J. Larson, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP